Exhibit (a)(1)(C)

EXCHANGE OFFER INFORMATION IN MANAGER’S DISCUSSION GUIDE:

Equity Exchange Program Launches

On July 13, Genworth launched an equity exchange program. The program allows eligible associates to exchange certain outstanding stock options and stock appreciation rights (SARs) awarded by the company for a reduced number of stock options and SARs having an exercise price equal to the fair market value of our common stock as of the date the replacement awards are granted. Eligible associates received an email from Mike Fraizer with attached instructions how to participate in the exchange and a link to the schedule of informational sessions that will be held over the next two weeks. Please encourage your eligible associates to attend one of the sessions in order to make an informed decision whether or not to participate before the August 18 deadline.